Exhibit 5.10

June 23, 2008

Consent of Gordon Watts

In connection with Silver Wheaton Corp.’s registration statement on Form F-10, and any amendments thereto filed under the United States Securities Act of 1933, as amended (the “Registration Statement”), I, Gordon Watts, hereby consent to the use of my name in connection with references to my involvement in the preparation of technical reports entitled “An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio Mines as of December 31, 2007 for Silver Wheaton Corp.” dated February 22, 2008 and “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” dated March 28, 2008 (the “Technical Information”) and to references to the Technical Information, or portions thereof, in the Registration Statement and to the inclusion and incorporation by reference of information derived from the Technical Information in the Registration Statement.

Yours truly,

/s/ Gordon Watts
Gordon Watts